FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 13, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 13, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Director ir@aseglobal.com Clare Lin, Senior Director (US Contact) clare.lin@aseus.com Tel: + 1. 408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. ANNOUNCED ITS SUBSIDIARY, UNIVERSAL SCIENTIFIC INDUSTRIAL (SHANGHAI) CO., LTD., HAS PRICED ITS INITIAL PUBLIC OFFERING ON THE SHANGHAI STOCK EXCHANGE

Taipei, Taiwan, R.O.C., February 14, 2012 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (hereinafter “ASE”, or the “Company”) announced that Universal Scientific Industrial (Shanghai) Co., Ltd. (“Universal Scientific Shanghai”), a PRC company in which ASE currently indirectly owns a 99.19% interest through its subsidiaries Universal Scientific Industrial Co., Ltd. and ASE (Shanghai) Inc., has priced its initial public offering on the Shanghai Stock Exchange at RMB7.6 per share (the “IPO”).  Universal Scientific Shanghai will issue no more than 106.8 million shares in the IPO.  Total proceeds to Universal Scientific Shanghai from the IPO will be approximately RMB811.68 million prior to deducting underwriting discounts and commissions.  Following the IPO, ASE will hold no less than 88.72% of Universal Scientific Shanghai’s total outstanding shares through its subsidiaries Universal Scientific Industrial Co., Ltd. and ASE (Shanghai) Inc.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein.  This announcement is not, and is not intended to be, an offer of securities of the Universal Scientific for sale, or the solicitation of an offer to buy securities of Universal Scientific, in the United States.  The securities referred to herein have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States, and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) except pursuant to an exemption under, or in a transaction not subject to, the U.S. Securities Act. No public offer of the securities referred to herein is being or will be made in the United States.

Safe Harbor Notice
This filing contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2010 Annual Report on Form 20-F filed on June 17, 2011.